UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. ___)*

Metropolitan Health Networks, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

592142103

(CUSIP Number)

June 9, 2010

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this schedule is filed:

 Rule 13d-1(b)

☒ Rule 13d-1(c)

 Rule 13d-1(d)

*

The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 592142103

1.	NAME OF REPORTING PERSON Martin W. Harrison, M.D.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a)  (b) 
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 3,163,698
	6.	SHARED VOTING POWER
	7.	SOLE DISPOSITIVE POWER 3,163,698
	8.	SHARED DISPOSITIVE POWER
9.

AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    3,163,698 (includes 900,000 shares owned by H3O, Inc., a corporation wholly-owned by Martin W. Harrison, M.D., and he serves as its sole director)

10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) 
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 7.8%
12.	TYPE OF REPORTING PERSON IN

Item 1(a).	Name Of Issuer

The name of the issuer to which this filing on Schedule 13G relates is Metropolitan Health Networks, Inc. (the "Company").

Item 1(b).	Address Of Issuer's Principal Executive Offices

The principal executive offices of the Company are located at 250 Australian Avenue, Suite 400, West Palm Beach, FL  33401.

Item 2(a).	Name Of Person Filing

This statement is filed by Martin W. Harrison, M.D. ("Dr. Harrison").

Item 2(b).	Address Of Principal Business Office Or, If none, Residence

The principal business address of Dr. Harrison is 1318 West Catalaya Avenue, Chicago, IL  60640.

Item 2(c).	Citizenship

Dr. Harrison is resident of the state of Illinois.

Item 2(d).	Title Of Class Of Securities

The class of equity securities of the Company to which this filing on Schedule 13G relates is common stock (the "Common Stock").

Item 2(e).	CUSIP Number

The CUSIP number of the Company's Common Stock is 592142103.

Item 3.	If this statement is filed pursuant to §§ 240.13d-1(b), or 240.13d-2(b) or (c), check whether the person filing is a:

(a)		Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

(b)		Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

(c)		Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

(d)		Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

(e)		An investment adviser in accordance with § 240.13d-1(b)(1)(ii)(E).

(f)		An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F).

(g)		A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G).

(h)		A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813).

(i)		A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3).

(j)		Group, in accordance with §240.13d-1(b)(1)(ii)(J).

	☒	Not applicable.

Item 4.	Ownership

Item 4(a).	Amount beneficially owned

As of the date hereof, Dr. Harrison owns 3,163,618 shares of the Common Stock of the Company.

Item 4(b).	Percent of class

As of the date hereof, Dr. Harrison owns 7.8% of a beneficial ownership interest of the Common Stock of the Company.

Item 4(c).	Number of shares as to which the person has :

(i) Sole power to vote or to direct the vote:  3,163,698

(ii) Shared power to vote or to direct the vote:  0

(iii) Sole power to dispose or to direct the disposition of:  3,163,698

(iv) Shared power to dispose or to direct the disposition of:  0

Item 5.	Ownership Of Five Percent Or Less Of A Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [    ].

Item 6.	Ownership of More than Five Percent on Behalf of Another Person

Not Applicable.

Item 7.	Identification And Classification of The Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company :

Not Applicable.

Item 8.	Identification and Classification of Members of the Group

Not Applicable.

Item 9.	Notice of Dissolution of Group

Not Applicable.

Item 10.	Certification

By signing below, the undersigned certifies that, to the best of his knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNAGE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.

Dated: June 9, 2010	/s/ Martin W. Harrison, M.D.
Martin W. Harrison, M.D.